Exhibit 99.3

EXECUTION VERSION 19 MARCH 2015 SKY UK LIMITED AND BONNE TERRE LIMITED ADVERTISING SERVICES AGREEMENT

This Agreement is made the 19 day of March 2015 BETWEEN: (1) SKY UK LIMITED a company incorporated in England and Wales (registered number 2906991) and whose registered office is at Grant Way, lsleworth, Middlesex, TW7 5QD {"Sky"); and (2) BONNE TERRE LIMITED (registered number 1110) a company incorporated and existing under the laws of Alderney whose registered office is at Maison de Ia Paix, Wide Lane, Alderney, GY9 3UZ (the "Advertiser"), (each a "Party" and together the "Parties"). BACKGROUND (A) Under a PCOA, Sky has agreed to procure the sale of the Shares and certain other assets to Cyan Bidco Limited. (B) Under a Brand Licence Agreement, Sky has granted a licence to the Advertiser of certain trademarks and domain names for use in connection with Betting and Gaming Activities. (C) Under a Commercial Relationship Agreement, Sky and the Advertiser have agreed to collaborate on a variety of commercial arrangements in connection with Betting and Gaming Activities for the mutual benefit of both businesses, including sponsorship activities, marketing campaigns, advertising, broadcasting and various digital activities. (D) The purpose of this Agreement is to establish an overall contractual framework for the provision and delivery of advertising and/or sponsorship across Sky platforms to the Advertiser consistent with, and for the implementation of, the rights granted to the Advertiser under the Commercial Relationship Agreement. (E) The deal arrangements detailed in this Agreement contain commitments by the Advertiser, including a commitment to spend revenue with Sky, in return for which Sky will procure for the Advertiser the availability of advertising at certain discounts for fixed periods of time. 1. INTERPRETATION AND DEFINITIONS 1.1 Definitions used in this Agreement are as set out in Schedule 7. 1.2 Any schedule to this Agreement forms part of and is incorporated into this Agreement. Reference to Agreement shall include the schedule. 1.3 References to 'person' shall include any individual, firm, government, state or agency of a state or any joint venture or association (whether corporate or incorporate). 1.4 References to a statute or regulation shall be deemed to extend to any statute or regulationpassed in substitution thereforeor substantiallyre-enacting or consolidating the same; 1.5 Headings of clauses and schedules are for ease of reference only and shall not affect the interpretation of this Agreement. 2. COMMERCIAL TERMS FOR THE ACQUISITION OF AIRTIME AND SPONSORSHIP 2.1 The Parties shall enter into good faith negotiations across January - March of each year, to agree a Deal Summary in respect of Airtime for the following Deal Period. For the Deal Period ending in FY2015 the Deal Summary shall be the agreed commercial terms (in respect of items covered by a Deal Summary) in force as between the Parties as at the Commencement Date. The Deal Summary shall in each case include the relevant Buying Rates and any other applicable conditions for the relevant Deal Period. The Deal Summary shall be in the form detailed in Schedule 1 to this Agreement and shall be subject to Sky's Standard Airtime Sales Terms and Conditions and the terms of this Agreement (including Sky's Airtime Bookmaker Policy as set out in Schedule 3). 2.2 The Parties agree that pursuant to the Advertiser's compliance with Clause 6.3, the Advertiser shall be entitled to the following cash discounts (the "Airtime Discount") against the aggregate amount of Airtime spend in each Deal Period for the Airtime Term of this Agreement: FY2015: the higher of the FY2015 aggregate Airtime spend. FY2016: the higher of the FY2016 aggregate Airtime spend. FY2017: the higher of of the FY2017 aggregate Airtime spend. FY2018: the higher of of the FY2018 aggregate Airtime spend. By way of example, if the Advertiser spends on Airtime in FY2015, then the Advertiser would receive a iscount and would only be required to pay · -n Airtime revenue to Sky. However if the Advertiser spends on Airtime in FY2016, then the Advertiser would receive a-disco -which is - in Airtime revenue to Sky. discount and would only be required to pa 2.3 In no event shall the Advertiser be entitled to (i) subject to Clause 4.1.2, a cash-rebate (i.e. if the Advertiser does not purchase Airtime to the value of -n any Deal Period, the Advertiser shall not be entitled to a cash rebate equal to the difference between its aggregate Airtime spend and the value of the Airtime Discount in that Deal Period), or (ii) carry-over of Airtime Discount from one Deal Period to another Deal Period. The Parties acknowledge and agree that the Advertiser shall be entitled to the Mos(Favourable Access for the Airtime Term. 2.4 The Advertiser acknowledges that the Airtime Discount set out in Clause 2.2 is dependent on the Advertiser's compliance with Clause 6.3 and in the event that the Advertiser is in breach of such obligations, the Advertiser shall, subject to Clause 6.4, lose its right to the Airtime Discount for the remainder of that Deal Period and all subsequent Deal Periods. 2.5 Furthermore, the access and pricing commitments set out in Schedule 1 are agreed on the basis of the high volume, long-term commitment made by the Advertiser under, and as specified in, this Agreement. 2.6 All Airtime shall be purchased by the Advertiser on a non-exclusive basis (i.e. Sky shall not be restricted from entering into any Airtime agreements with any other advertiser, including without limitation any advertiser in the Relevant Category). 2.7 In order to purchase and book the actual Airtime required by the Advertiser, the Advertiser will need to make a Booking through Sky's CARlA system or any successor system. Each Booking will constitute a separate agreement between the Advertiser and Sky and subject to the terms of this Agreement, shall incorporate Sky's Standard Airtime Sales Terms and Conditions. 2.8 The Parties acknowledge that the calculation of the aggregate amount of Airtime spend in any Deal Period shall be exclusive of sponsorship. All Sponsorship shall be purchased by the Advertiser on a non-exclusive basis (i.e. Sky shall not be restricted from entering into any Sponsorship agreements with any other advertiser, including without limitation any advertiser in the Relevant Category). The purchase of

Sponsorship by the Advertiser across the Sky Channels shall be subject to Sky's Standard Sponsorship Terms and Conditions. 2.9 For the avoidance of doubt, the Parties acknowledge that the obligations contained in this Agreement relating to the procurement by Sky to the Advertiser of Airtime at an Airtime Discount shall apply with retrospective effect from 1 July 2014 in respect of Airtime procured in FY2015 and until 30 June 2018. For a period of at least ninety {90) days before that expiry date, the Parties shall enter into good faith negotiations to agree new terms for the acquisition of Airtime and/or Sponsorship on an arm's length basis. 2.10 The Advertiser acknowledges and agrees that its rights in respect of Airtime under this Agreement may only be exploited using the Licensor IPR (as such term is defined in the Brand Licence Agreement) or marketing techniques designed to promote such Licensor IPR. 3. COMMERCIAL TERMS FOR THE ACQUISITION OF DIGITAL ADVERTISING 3.1 The Parties shall enter into good faith negotiations across January - March of each year, to agree a Deal Summary in respect of Digital Advertising for the following Deal Period. For the Deal Period ending in FY2015 the Deal Summary shall be the agreed commercial terms in force as between the Parties as at the Commencement Date. The Deal Summary shall in each case include the Minimum Qualifying Spend, the relevant Buying Rates, and any other applicable conditions for the relevant Deal Period. The Deal Summary shall be in the format detailed in Schedule 4 to this Agreement and shall be subject to Sky's Standard Online Sales Terms and Conditions and the terms of this Agreement (including Sky's Bookmaker Digital Policy as set out in Schedule 6). For the purposes of this Agreement, the Parties acknowledge and agree that in respect of FY2015 the Minimum Qualifying Spend shall be er Deal Period and shall be adjusted every subsequent FY in line with RPI. The Advertiser's obligation to pay the Minimum Digital Spend shall be limited to the duration of the Exclusivity Period (as defined in Clause 3.4 below). If the Advertiser fails to meet the Minimum Qualifying Spend, the Advertiser forgoes any rights to the Digital Discount. 3.2 Subject to Clause 3.3, the Parties agree that pursuant to the Advertiser agreeing the Minimum Qualifying Spend in each Deal Period and the Advertiser's compliance with Clause 6.3, the Advertiser shall with effect from the Commencement Date, be entitled to a cash discount of FY2015 shall be appl against aggregate amount of Digital Advertising spend in each Deal Period for the Digital Term of this Agreement. In no event shall the Advertiser be entitled to (i) a cash-rebate or (ii) carry-over of Digital Discount from one Deal Period to another Deal Period. 3.3 Notwithstanding Clause 3.2, for FY2015, subject to the Advertiser achieving the Minimum Qualifying Spend for FY2015, the Digital Discount shall be prorated such that the Advertiser shall only be entitled to a proportion of the Digital Discount equal to the number of days from Commencement Date to 30 June 2015 (inclusive of both) divided by 365 (the "FY2015 Pro Rata Digital Discount"). By way of example, if the Commencement Date is 1 April 2015, the Advertiser would be entitled to a FY2015 Pro Rata Digital Discount of: -For·the·per·iod or periods determined under clause 5 of the Commercial Relationship 3.4 Agreement for which the Advertiser is under that a ree the provided that the Advertiser . Without prejudice to the foregoing and to give effect to these arrangements, (a) the Parties shall ensure that a Deal Summary is in place with the Minimum Qualifying Spend at least days before the beginning of the relevant Deal Period, and (b) the Advertiser shall comply with Sky's Standard Online Sales Terms and Conditions and the terms of this Agreement (including Sky's Digital Bookmaker Policy as set out in Schedule 6). For the avoidance of doubt, Sky shall not be restricted from accepting any Digital Advertising on the Sky Sports Platforms from any advertiser outside of the Relevant Category. 3.5 All Digital Advertising on the Other Sky Platforms shall be purchased by the Advertiser on a non-exclusive basis (i.e. Sky shall not be restricted from accepting any Digital Advertising on the Other Sky Platforms from without limitation any advertiser in the Relevant Category). any advertiser, including 3.6 3.7 3.8 In order to purchase and book the actual digital advertising required by the Advertiser, the Advertiser will need to make a Booking through Sky's digital system, in place from time to time. Each Booking will constitute a separate agreement between the Advertiser and Sky and shall incorporate Sky's Standard Online Sales Terms and Conditions. 3.9 In each Deal Period, Sky shall ensure that the Advertiser receives sufficient digital inventory according to format and type so as to meet or exceed the Benchmarks, or as otherwise agreed with the Advertiser. 3.10 Subject to Clause 3.1, Sky and the Advertiser shall engage in good faith negotiations to set fair and reasonable Buying Rates for Digital Advertising in each Deal Period. In the event that the Parties cannot agree the Buying Rates prior to the beginning of a Deal Period, Sky shall use the preceding year Advertiser's agreed buying rates for CPM's by format (the "Base Rates") and apply a market increase or decrease to the Base Rates calculated in accordance with the average increase or decrease for CPM's by format applied to agency Direct Buy rates across the relevant Platforms for the same Deal Period. 3.11 Upon giving Sky at least thirty {30) days' prior written notice, the Advertiser's duly authorised independent representative may, once in each year during the Digital Term of this Agreement, during normal business hours (and causing as little disruption as possible to the day-to-day business of Sky) visit the premises of Sky to inspect a cross section of advertising data (on an aggregated agency basis) used by Sky in calculating the Buying Rates for the respective Deal Period. If any inspection reveals that Sky has overinflated the Buying Rates above the equivalent open market rate (taking into account the value of rights), (i) Sky shall, within days of receiving an pay to the Advertiser an amount equal sum at the inspection reveals has been overinflated by Sky; and (ii) Sky and the Advertiser shall have good faith negotiations with the intention of mutually agreeing new buying rates for the following or current Deal Period. The Advertiser's rights under this Clause 3.11 shall be exercised by the Advertiser at its own expense, save that in the event that the audit reveals any overinflation, and then Sky shall bear the Advertiser's reasonable costs in connection therewith. 3.12 The Advertiser acknowledges and agrees that its rights in respect of Digital Advertising under this Agreement may only be exploited using the Licensor IPR (as such term is defined in the Brand Licence Agreement) or marketing techniques designed to promote such Licensor IPR. 4. PAYMENT 4.1 Airtime 4.1.1 The Advertiser shall pay Sky for the acquisition of Airtime in accordance with the standard payment terms in respect of the sale of Airtime as set out in in Sky's Standard Airtime Sales Terms and Conditions. 4.1.2 For FY2015, after the conclusion of the Deal Period, provided Sky has received payment in full in respect of Airtime in that Deal Period in accordance with Clause 4.1.1 above for at least Advertiser shall invoice Sky for a reimbursement of costs equal to the applicable Airtime Discount for the Deal Period, calculated in accordance with Clause 2.2. 4.1.3 For FY2016 an<;l subsequent FYs, after the conclusion of each of the first three portions ofa Deal Period durin which the Advertiser has purchased Airtime for at least-of ng the "Minimum Airtime Spend") for that Deal Period and Sky has received payment in full in respect of that Airtime in accordance with Clause 4.1.1 above, the Advertiser shall invoice Sky for a reimbursement of costs equal to-of the applicable Airtime Discount for the Deal Period, calculated in accordance with Clause 2.2. In respect of the (if any) of a Deal Period during which the Advertiser has purchased (and paid for in full in accordance with Clause 4.1.1) the remaining-of the Minimum Airtime Spend for that Deal Period, the Advertiser may only invoice Sky for a reimbursement of costs equal to the final-of the applicable Airtime Discount at the end of the relevant Deal Period. If at the end of the Deal Period the Advertiser has not purchased in aggregate Airtime for at least-of the Minimum Airtime Spend for that Deal Period, then it shall make a balancing payment to Sky for an - amount equal to the shortfall. · 4.1.4 Sky shall pay any invoice issued under this Clause 4.1 with receipt of a valid invoice. in -days of 4.2 Digital Advertising 4.2.1 The Advertiser shall pay Sky for the acquisition of an amount equal to the Minimum Digital Spend for Digital Advertising purchased by the Advertiser in a Deal Period in accordance with the standard payment terms in respect of the sale of Digital Advertising as set out in Sky's Standard Online Sales Terms and Conditions.

4.2.2 For FY2015, after the conclusion of the Deal Period, provided Sky has received payment in full in respect of Digital Advertising in that Deal Period in accordance with the standard payment terms in respect of the sale of Digital Advertising as set out in Sky's Standard Online Sales Terms and Conditions, subject to Clause 3.3, the Advertiser shall invoice Sky for a reimbursement of costs equal to the FY2015 Pro Rata Digital Discount. Sky shall pay any invoice issued under this Clause 4.2.2 with i -days of receipt of a valid invoice. 4.2.3 For FY2016 and thereafter, once Sky has received payment (in full in accordance with Clause 4.2.1) of the Minimum Digital Spend, an amount equal to the Digital Discount for Digital' Advertising booked and received by the Advertiser in accordance with the terms of this Agreement shall be free of charge and Sky shall not invoice the Advertiser any amounts in respect of the relevant Digital Advertising (the "No Charge Amount"). 4.2.4 In the event that the Advertiser books any Digital Advertising in excess of the aggregate of the Minimum Digital Spend and the No Charge Amount (i.e. the Minimum Qualifying Spend) in any Deal Period, the Advertiser shall pay for all Digital Advertising booked over and above the applicable Minimum Qualifying Spend in respect of that FY in accordance with the standard payment terms in respect of the sale of Digital Advertising as set out in Sky's Standard Online Sales Terms and Conditions, using the Buying Rates agreed for that Deal Period in the relevant Deal Summary. 4.3 VAT 4.3.1 If and to the extent VAT is chargeable in respect of any amounts payable by the Advertiser to Sky pursuant to Clauses 2 and 3 of this Agreement, an amount equal to the amount of the fees payable by the Advertiser under this Agreement multiplied by the relevant VAT rate shall, subject to receipt of an appropriate VAT invoice, be payable by the Advertiser in addition to, and at the same time and in the same manner as, the amount payable as consideration for the supply. 4.3.2 If any discount or refund (including an Airtime Discount) is payable to the Advertiser in respect of any amount falling within Clause 4.3.1, an amount equal to that discount or refund multiplied by the relevant VAT rate shall be payable by Sky in addition to, and at the same time and in the same manner as, that discount or refund (and so as to ensure that the total amount paid by the Advertiser in respect of VAT under this Agreement does not exceed the relevant VAT rate multiplied by the net amount of fees paid by the Advertiser under this Agreement). 4.3.3 As regards VAT, and notwithstanding any other provision of this Agreement, this Clause 4.3 shall apply to all payments pursuant to this Agreement in priority to any other terms and conditions, including the Sky Standard Airtime Sales Terms and Conditions, the Sky Standard Online Sales Terms and Conditions and Sky's Standard Sponsorship Terms and Conditions. 5. TERM AND TERMINATION 5.1 This Agreement shall commence on the Commencement Date and the provisions set out in Clauses 2 and 4.1 and Schedules 1, 2 and 3 (the "Airtime Provisions") and any other terms of this Agreement required to give effect to the Airtime Provisions shall continue in force until the earlier of (i) 30 June 2018; or (ii) the expiry or termination of the Commercial Relationship Agreement; unless this Agreement is terminated earlier in accordance with the terms of this Agreement (the "Airtime Term"). 5.2 This Agreement shall commence on the Commencement Date and the provisions set out in Clauses 3 and 4.2 and Schedules 4, 5 and 6 (the "Digital Provisions") and any

other terms of this Agreement required to give effect to the Digital Provisions shall continue in force until the earlier of (i.) 25 years from the Commencement Date; or (ii) the expiry or termination of the Commercial Relationship Agreement; unless this Agreement is terminated earlier in accordance with the terms of this Agreement (the "Digital Term"). 5.3 Without prejudice to its other rights and remedies Sky shall be entitled to terminate this Agreement in whole or in part forthwith at any time by giving notice in writing to the Advertiser, if the Advertiser fails to observe or perform any of its obligations in respect of Clause 4.1 and/or Clause 4.2 of this Agreement and, where such failure is capable of remedy, does not remedy such failure within thirty {30) working days after being served notice to do so, provided that (i) the notice specifies that Sky proposes to rely on its rights in this Clause if the unpaid amount is not paid or the breach is not otherwise cured within that period; (ii) the notice is addressed to the Advertiser's Relationship Manager, copied to the CEO of the Advertiser and the Senior CVC Representative, (iii) the parties have followed clause 8 of the Commercial Relationshi amount unpaid exceeds Period. the escalation procedure set out in · and (iv) if applicable, the for the relevant Deal 5.4 In the event that this Agreement terminates pursuant to Clauses 5.1 to 5.3 above (or by way of mutual agreement of the Parties), the obligations set out in this Agreement in respect of {i) the procurement by Sky to the Advertiser of Airtime at an Airtime Discount; (ii) the procurement to the Advertiser of Advertis at a Di Discou · and 5.5 In the event that this Agreement terminates pursuant to Clauses 5.1 to 5.3 above (or by way of mutual agreement of the Parties), any obligations set out in the Commercial Relationshi nt relati to the Advertiser's 5.6 In the event that the Airtime Term terminates prior to the end of a Deal Period in accordance with this Agreement, all future obligations of the Parties with respect to Sport Inventory access, Airtime Buying Rates, the Airtime Discount and any special terms in the Airtime Deal Summary shall cease. 5.7 In the event that the Digital Term terminates prior to the end of a Deal Period in accordance with this Agreement, all future obligations of the Parties with the Minimum Digital Spend, Digital Advertising Buying Rates, Discount and any special terms in the Digital Deal Summary to 5.8 Termination of this Agreement will not affect the rights and liabilities of the Parties which are expressly or impliedly to survive termination, nor will it affect the Commercial Relationshi ent which shall continue on its terms, save for a 6. CONFIDENTIALITY 6.1 Each of Sky and the Advertiser shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except: 6.1.1 as this Clause 6 permits; or 6.1.2 as the other party approves in writing.

6.2 Clause 6.1 shall not prevent disclosure by a party or any of its Representatives to the extent it can demonstrate that: 6.2.1 disclosure is required by applicable Law or by any stock exchange or Governmental Entity having applicable jurisdiction provided that, if reasonably practicable, the disclosing party shall first inform the other party of its intention to disclose the information and take into account the reasonable comments of the other party; 6.2.2 disclosure is of Confidential Information that was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy before it was received or held by that party or any of its Representatives from the other party; 6.2.3 disclosure is of Confidential Information that has previously become publicly available other than through that party's action or failure to act (or that of its Representatives); 6.2.4 disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement; 6.2.5 disclosure is made to lending banks, financial institutions or any other funding or prospective funding {whether debt or equity) parties of either party or any of those parties' Associated Companies or arrangers of such funding (or their respective Associated Companies) or rating agencies engaged by or on behalf of either party, together with their directors, officers and advisers provided such parties are under a duty of confidentiality on substantially the same terms as this Clause 6; or 6.2.6 subject to the terms of the Investment and Shareholders' Deed, disclosure is made to a bona fide third party purchaser or prospective purchaser of any shares in or assets of either party, together with their directors, officers and advisers provided such parties are under a duty of confidentiality on substantially the same terms as this Clause 6. 6.3 Each of Sky and the Advertiser undertakes that it (and its Affiliates) shall only disclose Confidential Information as permitted by this Clause 6 if it is reasonably required and in no event may the Advertiser disclose any Confidential Information to any third party operators of Betting and Gaming Activities; 6.4 In the event that the Advertiser is not acting in compliance with Clause 6.3 such that it discloses Confidential Information to any operators of Betting and Gaming Activities in respect of the Airtime Discount or the Digital Discount (or the existence thereof), Sky may acting reasonably in its sole discretion elect to withdraw the Airtime Discount for the remainder of the Airtime Term and/or the Digital Discount for the remainder of the Digital Term. Before exercising its rights under this Clause 6.4: 6.4.1 Sky shall serve notice on the Advertiser, specifying that it proposes to rely on its rights under this Agreement to withdraw the Airtime Discount and/or the Digital Discount; 6.4.2 the notice shall be addressed to the Advertiser's Relationship Manager, copying the CEO of the Advertiser and the Senior CVC Representative; and 6.4.3 the parties shall follow the escalation procedure set out in Clause 8 of the Commercial Relationship Agreement. 6.5 If this Agreement terminates, each party shall as soon as practicable on request by the other party:

6.5.1 return to the other party all written documents and other materials relating to the other party or this Agreement (including any Confidential Information) which the other party (or its Representatives) has provided to the first party (or its Representatives) without keeping any copies thereof; 6.5.2 destroy all information or other documents derived from that Confidential Information; and 6.5.3 so far as it is practicable to do so, expunge that Confidential Information from any computer, word processor or other device, provided that nothing in this Clause 6.5 shall require the other party (or any of its Representatives) to return or destroy any Confidential Information which the other party is required to retain under any applicable Law professional body). (including the rules of a 7. RELATIONSHIP MANAGEMENT AND ESCALATION 7.1 Each Party shall appoint a relationship manager to have overall day-to-day responsibility for this Agreement Manager may delegate to one or components. The Relationship ("Relationship Manager"). more individuals responsibility for a category or 7.2 The Relationship Managers (and their delegates) shall meet periodically as necessary to: 7.2.1 manage the activities of each Party under this Agreement; 7.2.2 foster regular dialogue and collaboration between the respective business areas of each Party; 7.2.3 liaise regularly with the "Relationship Managers" (as defined in and appointed under the Commercial Relationship Agreement); 7.2.4 identify business opportunities and efficiencies; 7.2.5 agree actions to deal with problems or improve collaboration between the Parties; 7.2.6 review and resolve issues; and 7.2.7 discuss and agree in good faith any changes to the terms of this Agreement which may be necessary as a result of the evolution of each Party's respective business operations. 7.3 Except as otherwise agreed, the Relationship Managers shall meet periodically in person and in any event at least once per quarter at a mutually agreed location for a quarterly relationship review. The Relationship Managers shall consider the items set out in Clause 7.2 together with any other items that the Relationship Managers wish to raise. 7.4 If at the end of a Deal Period, the Advertiser has paid Sky an amount in aggregate for Digital Advertising during that Deal Period which is less than the Minimum Digital S Spend or the Minimum Qualifying Spend (in each case, the " Shortfallthen the ure shall before S 7.4.1 Sky shall serve notice on the Advertiser, rights under this Agreement to terminate

7.4.2 the notice shall be addressed to the Advertiser's Relationship Manager, copying the CEO of the Advertiser and the Senior CVC Representative; 7.4.3 the parties shall follow the escalation procedure set out in clause 8 of the Commercial Relationship Agreement; and 7.4.4 of the steps in Clauses 7.4.1 to 7.4.3 (and in any event days of the end of the relevant Deal Period), the Advertiser within has failed to make a balancing payment to Sky for an amount equal to the Digital Spend Shortfall, Sky may terminate: (A) the and/or (B) the Advertiser's right to the Digital Discount under Clause 3.2. 8. WAIVER 8.1 A waiver of any term, prov1s1on or condition of, or consent granted under, this Agreement shall be effective only if given in writing and signed by the waiving or consenting Party and then only in the instance and for the purpose for which it is given. 8.2 No failure or delay on the part of any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. 8.3 Save as expressly set out in this Agreement, the rights and remedies herein provided are cumulative with and not exclusive of any rights or remedies provided by Law. 9. ASSIGNMENT 9.1 This Agreement shall be binding on and be for the benefit of the successors and personal representatives of the Parties and, except as provided in this Clause 9, no Party may assign its rights under this Agreement. 9.2 Subject to Clause 9.4, this Agreement and the benefits arising under it may be assigned or charged in whole by the Advertiser to its Affiliates or by any one of them to its financial lenders or banks or other creditors or any member of their wider groups (including funds) or any security agent or trustee acting on their behalf as security, in each case for any financing or refinancing (including any additional facilities and hedging made available in connection with such financing or refinancing) and such benefit as may further be assigned (to the extent possible) to any other financial institution or other creditors by way of security for the borrowings of the Purchaser resulting from any refinancing of the borrowings made under such financing or refinancing or to any person entitled to enforce such security or to any transferee under a valid enforcement of such security. 9.3 As soon as practicable after any assignment in accordance with Clause 9.2, the assignor under Clause shall give written notice of the assignment to Sky. 9.4 If an assignment is made in accordance with Clause 9.2, the liabilities of Sky under this Agreement shall be the same as and, in any event, no greater than those liabilities would have been if the assignment had not occurred. 10. INVALID TERMS 10.1 Each of the provisions of this Agreement is severable.

10.2 If and to the extent that any provision of this Agreement: 10.2.1 is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but 10.2.2 would be valid, binding and enforceable if some part of the provision were deleted or amended, 10.2.3 then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable and neither the validity or enforceability of the remaining provisions of this Agreement, nor the validity or enforceability of that provision under the Law of any other jurisdiction shall in as a result of this Clause 10.2. be affected or 10.3 The Parties shall negotiate in good faith to amend or replace any invalid, void or unenforceable provision with a valid, binding and enforceable substitute provision or provisions, so that, after the amendment or replacement, the commercial effect of the Agreement is as close as possible to the effect it would have had if the relevant provision had not been invalid, void or unenforceable. 11. LIABILITY 11.1 Neither Party shall be liable to the other Party for: 11.1.1 any loss of profit, business, revenue or opportunity {howsoever arising); or 11.1.2 any consequential or indirect loss or damage {howsoever arising). 11.2 Clause 11.1 shall not limit or exclude: 11.2.1 any Party's liability for death or personal injury caused by negligence or for fraudulent misrepresentation; or 11.2.2 any Party's liability to the extent that such limitation or exclusion is not permitted by applicable Law. 12. FORCE MAJEURE 12.1 Neither Party shall be in breach of this Agreement nor liable for delay in performing, or failure to perform, any of its obligations under this Agreement if such delay or failure result from events, circumstances or causes beyond its reasonable control. 13. THIRD PARTIES 13.1 A person who is not a Party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms. 14. DISPUTE RESOLUTION 14.1 Any disputes arising under this Agreement shall be subject to the escalation procedure in clause 8 of the Commercial Relationship Agreement. 15. GOVERNING LAW 15.1 This Agreement and any non-contractual obligations arising out of, or in connection with, it shall be governed by, and interpreted in accordance with English law.

15.2 Subject to Clause 14.1, the English courts shall have exclusive jurisdiction in relation to all disputes. For these purposes each Party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of that jurisdiction. 16. GENERAL 16.1 The Parties acknowledge that it is the intention that this Agreement sets out the basis of a direct relationship between the Advertiser and Sky. Should any obligation in this Agreement be accepted or fulfilled by an Agency on behalf of the Advertiser, it shall not result in a reduction of any advertising revenue payable to Sky and any Agency commission payable shall be the sole responsibility of and at the sole cost to the Advertiser. 16.2 This Agreement is subject to Sky's Standard Airtime Sales Terms and Conditions, Sky's Standard Sponsorship Terms and Conditions and Sky's Standard Online Sales Terms and Conditions. 16.3 In the event of any conflict between this Agreement and Sky's Standard Airtime Sales Terms and Conditions, Sky's Standard Sponsorship Terms and Conditions or Sky's Standard Online Sales Terms and Conditions, the terms and conditions o( this Agreement shall take precedence. 16.4 The Schedules to this Agreement form part of the Agreement and shall have effect as if set out in full in the body of this Agreement. Any reference to this Agreement includes the Schedules. 16.5 In the event of any conflict between this Agreement and the Schedules the following priorities shall apply: This front section of the Agreement shall take precedence over all Schedules. Schedule 1 and Schedule 4 shall take precedence over all other Schedules. The definitions in Schedule 7 shall take precedence over any definitions in any standard terms scheduled to this agreement. 16.6 Notwithstanding Clauses 16.3 to 16.5, if in the event of any conflict between any provisions of this Agreement and the Commercial Relationship Agreement, the Commercial Relationship Agreement shall take precedence save for the following provisions: 16.6.1 Clause 5 (Term and Termination) of this Agreement shall take precedence over clause 12 (Term and Termination) of the Commercial Relationship Agreement in respect of termination of this Agreement only; 16.6.2 Clause 6 (Confidentiality) of this Agreement shall take precedence over clause 11 (Confidentiality) of the Commercial Relationship Agreementin respect of Confidential Information under this Agreement only; and 16.6.3 Clause 7 (Relationship Management and Escalation) of this Agreement shall take precedence over clause 7 (Relationship Management) of the Commercial Relationship Agreement in respect of relationship management and escalation under this Agreement only. 17. COUNTERPARTS 17.1 This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement. No counterpart shall be effective until each Party has executed and delivered at least one counterpart. 17.2 Transmission of the executed signature page of a counterpart of this Agreement by (a) fax or {b) e-mail (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this Agreement. If either method of delivery is adopted, without prejudice to the validity of the Agreement thus made, each Party shall provide the others with the original of such counterpart as soon as reasonably possible thereafter. 17.3 Subject to Clause 17.4 immediately following this, by affixing their respective electronic signatures hereto by means of Docusign's electronic signature system, the signatories below acknowledge and agree that they intend to bind the respective Parties on behalf of whom they are signing. 17.4 The Parties shall each nominate their signatories and their respective email addresses and except where such nominated signatory is a victim of fraud or misrepresentation, the affixing of an electronic signature and confirmation of intent to be bound by such electronic signature emanating from such person's nominated email address shall constitute valid signature by the signatory below and shall be construed as the signatory having signed the document as an original in manuscript. 17.5 Each Party warrants that the person signing this Agreement on behalf of that Party has the requisite authority to bind that Party and that they signature by means of Docusign's electronic signature system. consent to electronic SIGNED ON BEHALF OF SKY UK LIMITED BY: SIGNED ON BEHALF OF BONNE TERRE LIMITED ;tvt/vtf"" 11/IJ(/( DATE BY r SIGNED ON BEHALF OF BONNE TERRE LIMITED DATE BY

SCHEDULE 1 AIRTIME DEAL SUMMARY FY2015 PART A: Allocation of Airtime Spend PART B: Price PART C: Access (football only) (1) i. ii. iii.

b. Tier B: a. Tier A. b. Tier B i. PART D: Casino PART E: Shared Reward

SCHEDULE 2 AIRTIME BOOKING DEADLINES FY2015 Booking DeadlinesMonth AB Date August2014 3 June 2014 September 2014 1 July 2014 October 2014 5 August 2014 November 2014 2 September 2014 December 2014 30 September 2014 January 2015 4 November 2014 February 2015 2 December 2014 March 2015 6 January 2015 April2015 3 February 2015 May 2015 3 March 2015 June 2015 7 April2015 July 2015 5 May 2015

SCHEDULE 3 SKY BOOKMAKER AIRTIME POLICY 1. PRICING AND ACCESS COMMITMENTS 2. AIRTIME PRICING and other sporting events not included within Tier A and Tier B above. 3. AIRTIME 3. AIRTIME BOOKINGS

4. DELIVERY 5. REPORTING

6. UNDERDELIVERY 7. NON-STANDARD ADVERTISING CONCEPTS

SCHEDULE 4 DIGITAL DEAL SUMMARY PART A Allocation of Minimum Digital Spend - FY2015 Minimum Qualifying Spend:

PART B Other Sky Platforms FY 2015 Where available, the (i) websites (ii) mobile websites and (iii) mobile applications for lOS in  respect of:

[LOGO]

PARTD Schedule of Sky Bet Monthly Media Plan [To be inserted from FY2016 onwards]

PART E Schedule of Sky Bet Rate Card FY2015 Site Ad Type Site Display - HPTOs - Static Display - Rich Media - HPTOs-SSN - HPTOs-FSC

SCHEDULE 5 DIGITAL BOOKING DEADLINES FY2015 Booking Deadlines Month AB Date August2014 3 June 2014 September 2014 1 July 2014 5 August 2014 October 2014 November 2014 2 September 2014 December 2014 30 September 2014 January 2015 4 November 2014 February 2015 2 December 2014 March 2015 6 January 2015 April2015 3 February 2015 May 2015 3 March 2015 June 2015 7 April 2015 July 2015 5 May 2015

SCHEDULE 6 SKY BOOKMAKER DIGITAL POLICY 1. PRICING AND ACCESS COMMITMENTS 2. DIGITAL ADVERTISING PRICING • 3. DIGITAL ADVERTISING BOOKINGS • • 4. DELIVERY • • 5. PRICING • 6. REPORTING •

7. UNDERDELIVERY 8.

• 9. GENERAL •

SCHEDULE 7 DEFINITIONS USED IN THE MAIN BODY OF THE AGREEMENT AND SCHEDULES 1. DEFINITIONS 1.1 The following terms shall have the following meanings: "Affiliates" has the meaning given to it in the Commercial Relationship Agreement; "Agency" means any media buying agency acting on behalf of the Advertiser from time to time in the purchase of advertising and/or sponsorship; "Airtime" means Broadcast advertising; "Airtime Deal Summary" means the commercial terms agreed in respect Airtime as set out at Schedule 1; "Airtime Discount" has the meaning given in Clause 2.2; "Airtime Provisions" has the meaning given in Clause 5.1; "Airtime Term" has the meaning given in Clause 5.1; "Associated Companies" has the meaning given to it in the Commercial Relationship Agreement; "Benchmarks" means the "Baseline Benchmarks" and/or the "Historic Benchmarks", each as defined in the Commercial Relationship Agreement; "Betting" has the meaning given to it in the Commercial Relationship Agreement, but excluding Financial Spread Betting for the purposes of this Agreement; "Betting Airtime" means Broadcast spot advertising within a commercial break of services I products in the category of "Betting"; "Betting and Gaming Activities" has the meaning given to it in the Commercial Relationship Agreement but excluding Financial Spread Betting and Lotteries for the purposes of this Agreement; "Booking" has the meaning given in the Sky's Standard Airtime Sales Terms and Conditions or Sky's Standard Online Sales Terms and Conditions, as applicable; "Brand Licence Agreement" means the Brand Licence Agreement between Sky PLC, Sky UK Limited, Sky International AG and Sky Italian Holdings S.P.A. dated on or around the date of this Agreement; "Broadcasting" means: (a) the linear transmission of television programmes, programme guides or other audio visual content on a Channel, irrespective of the manner of broadcast or distribution (including the re-transmission of such television programmes, programme guides or other audio-visual content on the relevant Channel by means of the Internet); and (b) the making available of television programmes from the relevant Channel via a "catch-up" or other on-demand service associated with the relevant Channel, but does not include Online and Mobile Streaming and "Broadcast" shall be construed accordingly;

"Buying Rates" means the prices for the sale of Airtime and Digital Advertising (as applicable) for advertisers in the Relevant Category as set out in Schedules 1 and 4); "CARIA System" means Sky's dedicated airtime boking system as specified in Sky's Standard Airtime Sales Terms and Conditions; "Channel" has the meaning given to it in the Commercial Relationship Agreement; "Commencement Date" means the date of this Agreement; "Commercial Relationship Agreement" means the Commercial Relationship Agreement between Sky and the Advertiser dated on or around the date of this Agreement, and any successor or replacement agreement which comes into force as a result of the operation of clauses 12.6 and 12.7 of the Investment and Shareholders' Deed; "Confidential Information" means any and all information relating to the provisions of, and negotiations leading to, this Agreement (including without limitation the Airtime Discount (or the existence thereof) and the Digital Discount (or the existence thereof)); "Cookies and Pixel Tags" has the meaning given in Schedule 6; "CPM" means "cost per thousand" advertising Impressions, being the current method of calculating payment for Digital Advertising; "Deal Period" means the period commencing on 1 July and ending on 30 June of each year for the duration of the Term; "Deal Summary" means the commercial terms agreed in respect of each Deal Period, for Airtime or Digital Advertising (as applicable); "Digital Advertising" means advertising across Platforms; "Digital Discount" has the meaning given in Clause 3.2; "Digital Provisions" has the meaning given in Clause 5.2; "Digital Spend Shortfall" has the meaning given in Clause 7.4; "Digital Term" has the meaning given in Clause 5.2; "Direct Buy" means digital advertising which is not programmatically traded; "Dynamic Advertisement" has the meaning given in Schedule 3; "Entertainment Airtime" has the meaning given to it in the Airtime Deal Summary; "Exclusivity Period" has the meaning given in Clause 3.4; "Financial Spread Betting" means financial spread betting unrelated to sport which advertises in accordance with practice as at the Commencement Date; Sky "FY" means a financial year ending on 30 June of such year; "FY2015 Pro Rata Digital Discount" has the meaning given in Clause 3.3; "Gaming" has the meaning given to it in the Commercial Relationship Agreement, excluding Lotteries for the purposes of this Agreement; but "Gaming Airtime" means broadcast spot advertising within a commercial break of services I products in the category of "Gaming";

"Government Entity" has the meaning given to it in the Commercial Relationship Agreement; "Impressions" has the meaning given to it in Sky's Standard Online Sales Terms and Conditions; "In Home Airtime" means Airtime delivered by the television feed distributed to persons with residential consumer subscriptions, whether broadcast or streamed live to the viewer/user. "Law" has the meaning given to it in the Commercial Relationship Agreement; "Lotteries" means lottery products (other than scratch cards in any format) which Sky . advertises in accordance with practice as at the Commencement Date; "Minimum Airtime Spend" has the meaning given in Clause 4.1.3; "Minimum Digital Spend" means in respect of any FY, the applicable Minimum Qualifying Spend for that FY less the applicable Digital Discount for that FY (and subject to any adjustment under paragraphs 1.6 and/or 1.7 of Part 2 of Schedule 4 of the Commercial Relationship Agreement); "Minimum Qualifying purchase the volume of Advertising, being Spend" means Advertis the financial commitment by the Advertiser to detailed in the relevant Deal Summary for Digital adjusted every subsequent FY in line with RPI; "Most Favourable Access" means access to Betting Airtime across premier league and football league matches which is equal to or better than that provided to any other advertiser in the Relevant Category, as set out in Part C of Schedule 1 (and determined in Sky's sole discretion whilst acting reasonably); "No Charge Amount" has the meaning given in Clause 4.2.2; "Online and Mobile Streaming" means the delivery of audio-visual content {which may include excerpts from television programmes which have been previously Broadcast on a Channel) over the Internet (including where delivered by means of a wireless network) to any Platform, irrespective of whether the content is accessed by the end user during the transmission, on an on-demand basis or saved to be accessed at a later time, but does not include Broadcasting; "Other Sky Platforms" means those Sky PI -and Third Party Platforms that the Ad ser an agree terms to advertise across in each Deal Period and as set out in Schedule 4 Part B, updated annually for each respective Deal Period or more frequently as necessary to remove from that Schedule a Sky Platform specified therein with effect from the date on which the Sky Platform qualifies as a Sky Sports Platform; "PCOA" means the Put and Call Option Agreement between Cyan Bidco Limited and Sky Broadcasting Limited dated 3 December 2014; "Platforms" means websites, mobile websites and other digital applications and services (including any on which Online and Mobile Streaming is made available but excluding any

"Price" shall be the for the Target Audience at the time of Booking; "Pub Airtime" means Airtime on the discrete feed of the Sky Sports Network to persons with commercial venues subscriptions (receiving all or part of the Sky Sports Network); "Purchaser" has the meaning given to it in the PCOA; "Relevant Category" means Betting and Gaming Activities; "Representatives" has the meaning given to it in the Commercial Relationship Agreement; "RPI" means the UK Retail Prices Index (and any index that may replace it from time to time) calculated in May and published in June of every FY; "Senior CVC Representative" means the representative identified as such and notified by or on behalf of the Advertiser from time to time; "Shares" has the meaning given to it in the PCOA; "Sky Bookmaker Airtime Policy" means the terms and conditions specific to advertisers in the Relevant Category, which are detailed in Schedule 3 to this Agreement but which may be amended from time to time by Sky providing 6 weeks' written notice to the Advertiser (or as agreed in writing between the Parties); "Sky Bookmaker Digital Policy" means the terms and conditions specific to advertisers in the Relevant Category, which are detailed in Schedule 6 to this Agreement but which may be amended from time to time by Sky providing 6 weeks' written notice to the Advertiser (or as agreed in writing between the Parties); "Sky Channels" means the Channels represented from time to time by Sky in the sale of airtime; "Sky Go Linear" means advertisements served on the linear Sky Go service, but excluding any dynamically served advertisements; "Sky Group" has the meaning given to it in the Commercial Relationship Agreement; "Sky Sports Network" means "Silver Sports Broadcast Services", as defined in the Commercial Relationship Agreement; -"Sky Sports Platforms "Sky's Standard Airtime Sales Terms and Conditions" means the standard terms and conditions from time to time for the sale of airtime advertising as set out at Commencement Date at URL http://www.skymedia.co.uk/Advertising-platforms/TV/airtime-advertising.aspx; or via such other technical means as are accessible by the Advertiser from time to time; "Sky's Standard Online Sales Terms and Conditions" means the standard terms and conditions from time to time for the sale of digital advertising as set out at Commencement Date at URL http://www.skymedia.co.uk/ downloads/142/0nline%20Advertising%20Terms.pdf,or via such other technical means as are accessible by the Advertiser from time to time; "Sky's Standard Sponsorship Terms and Conditions" means those standard terms and conditions for the sale of sponsorship, as applicable from time to time;

"Sky Platforms" means "SkyGo Feed" means the discrete feed of the Sky Sports Network transmitted to devices receiving all or part of the Sky Sports Network through Sky's SkyGo service; "Sponsorship" has the meaning set out in Sky's Standard Sponsorship Terms and Conditions; "Sport Inventory" means the Airtime set out in the Deal Summary that is available for purchase by the Advertiser around Televised Sporting Events on the Sky Sports Network, whether broadcast or streamed live to the viewer/user; "Target Audience" means, in respect of Televised Sporting Events relating to: "Televised Sporting Events" means live sport broadcasts but also pre-and post-match programmes and other programming focussed whether s the whole event or a sum thereof. "Third Party Platforms" means those Platforms represented by Sky's Group for the purposes of the sale of advertising and/or sponsorship, from time to time; and "Tier" refers to the Tiers described in Part B of Schedule 1.